UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-38508

CUSIP NUMBER

54570M108

(Check One)  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lottery.com Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

20808 State Hwy 71 W, Unit B
(Address of Principal Executive Office (Street and Number))

Spicewood, Texas 78669

( City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Lottery.com Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Form 10-Q”) by the prescribed date of August 15, 2022, without unreasonable effort or expense, for the reasons described below.

As previously disclosed, the Audit Committee of the Board of the Directors (the “Board”) of the Company retained outside counsel to conduct an independent investigation, which was initiated after it received certain information from Katie Lever, the Company’s Chief Legal Officer and Chief Operating Officer, which investigation revealed instances of non-compliance with state and federal laws concerning the state in which tickets were procured as well as order fulfillment. The investigation also identified issues pertaining to the Company’s internal accounting controls. Following a report on the findings of the independent investigation, on June 30, 2022, the Board terminated the employment of Ryan Dickinson as the Company’s President, Treasurer and Chief Financial Officer, effective July 1, 2022. Effective July 1, 2022, Harry Dhaliwal was named as the Company’s Interim Chief Financial Officer and principal financial officer. In connection with the appointment of Mr. Dhaliwal, the Company initiated a review of its cash balances and related disclosures as well as its revenue recognition processes and other internal accounting controls. The review led the Company to preliminarily conclude that it has overstated its available unrestricted cash balance by approximately $30 million and that, relatedly, in the prior fiscal year, it improperly recognized revenue in the same amount. On July 20, 2022, the Company was advised by Armanino LLP (“Armanino”), its registered independent public accountant for the fiscal years ended December 31, 2022 and December 31, 2021, that the audited financial statements for the year ended December 31, 2021, and the unaudited financial statements for the quarter ended March 31, 2022, should no longer be relied upon. Armanino advised and determined subsequent to the audit and review of such financial statements, respectively, that a Company subsidiary entered into a line of credit in January 2022 that was not disclosed in the footnotes to the December 31, 2021 financial statements and was not recorded in the March 31, 2022 financial statements. On July 28, 2022, the Board determined that the Company did not have sufficient financial resources to fund its operations or pay certain existing obligations, including its payroll and related obligations, and the Company furloughed the majority of its employees effective July 29, 2022. As the Company’s capital resources are not sufficient to fund its operations for a twelve-month period, there is substantial doubt about the Company’s ability to continue as a going concern. If the Company is not able to secure additional capital resources or otherwise fund its operations, the Company will be forced to wind down some or all of its operations and pursue options for liquidating the Company’s assets, including equipment and intellectual property. As a result, the Company has not yet finalized its reviews of its financial statements or its assessment of the impact of the findings of the ongoing review of the Company’s internal accounting controls on its historical financial statements or for the financial statements for the quarter ended June 30, 2022, and is therefore unable to file the Form 10-Q on a timely basis. The Company is working toward filing the Form 10-Q as soon as practicable, but does not expect to be in a position to file it within five calendar days following the prescribed due date.

Forward Looking Statements

This Form 12b-25 (the “Form 12b-25”) contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this Form 8-K, regarding the Company’s strategy, future operations, prospects, plans and objectives of management, are forward-looking statements. When used in this Form 12b-25, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “initiatives,” “continue,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. The forward-looking statements speak only as of the date of this Form 12b-25 or as of the date they are made. The Company cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company. In addition, the Company cautions you that the forward-looking statements contained in this Form 12b-25 are subject to risks and uncertainties, including but not limited to, any future findings from ongoing review of the Company’s internal accounting controls, additional examination of the preliminary conclusions of such review, the Company’s ability to secure additional capital resources, the Company’s ability to continue as a going concern, and those additional risks and uncertainties discussed under the heading “Risk Factors” in the Form 10-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 1, 2022, and the other documents filed, or to be filed, by the Company with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that the Company has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Should one or more of the risks or uncertainties described in this Form 12b-25 materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Except as otherwise required by applicable law, the Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathryn Lever	(844)	752-9587
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in the results of operations for the quarter ended June 30, 2022 compared to the quarter ended June 30, 2021, including a significant decrease in the Company’s revenue. The Company cannot provide a reasonable estimate of the results because the Audit Committee of the Board has concluded that the Company will need to restate its historical financial statements to reflect that it has overstated its available unrestricted cash balance by approximately $30 million and relatedly, improperly recognized revenue in the same amount as a result of a line of credit that was entered into by a Company subsidiary in January 2022 that was not disclosed in the footnotes to the December 31, 2021 financial statements and was not recorded in the March 31, 2022 financial statements. As the Audit Committee’s review of Company’s internal accounting controls remains ongoing, the Company cannot at this time reasonably estimate the impact of the foregoing on it results of operations for the quarter ended June 30, 2022.

Lottery.com Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2022	By	/s/ Kathryn Lever
		Name:	Kathryn Lever
		Title:	Chief Legal Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).